[Letterhead of Sullivan & Cromwell LLP]

September 22, 2021

VIA EDGAR

Ms. Lynn Rae Furmage

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Request for Withdrawal of Exemptive Application for
DMG Newco LLC and SBC Newco, LLC (File No. 812-15262)

Dear Ms. Furmage:

On behalf of DMG Newco LLC and SBC Newco, LLC (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-15262) (the “Application”) filed by the Applicants on September 16, 2021. The Application requests exemptive relief under Section 6(b) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Applicants originally filed for exemptive relief using EDGAR submission type 40-APP. Per your correspondence and instructions on September 22, 2021, the Applicants will refile the Application using submission type 40-6B.

If you have any questions concerning the foregoing, please call me at (212) 558-4974. Thank you for your attention to this matter.

Sincerely,

/s/ Frederick Wertheim
Frederick Wertheim